Exhibit 4.17

TELESAT CORPORATION

INDEMNITY AGREEMENT

This Indemnity Agreement (this “Agreement”) is made and entered into as of April ___, 2021 by and among Telesat Corporation (the “Company”), a company incorporated under the laws of the Province of British Columbia, and ___________ (the “Indemnitee”).

BACKGROUND:

A. The British Columbia Business Corporations Act (the “Act”) permits the Company to indemnify individuals who are or were directors and officers of the Company or who act or acted at the Company’s request as directors or officers or in an equivalent capacity of an Associated Corporation (as defined below).

B. It is in the best interests of the Company to attract and retain competent persons to serve as directors or officers or to act in equivalent capacities, and the entering into of an agreement containing indemnification provisions of the kind contained in this Agreement is reasonable and necessary to achieving those goals.

C. The Indemnitee is willing to act or to continue to act as a director or officer (or both) or in an equivalent capacity of the Company or is currently or may, in the future, be willing to act or to continue to act, at the request of the Company, as a director or officer or in an equivalent capacity of an Associated Corporation if, among other things, the Company provides the Indemnitee with contractual assurance that the protection against personal liability contemplated in this Agreement will be available to the Indemnitee to the fullest extent permitted by applicable law.

D. In order to attract and retain competent persons to serve as directors or officers and to act in equivalent capacities, the best interests of the Company will be served by maintaining, on an ongoing basis, at the Company’s sole expense, directors’ and officers’ liability insurance to protect persons serving the Company and its Associated Corporations as directors and officers and in other capacities from certain liabilities.

E. The Company and the Indemnitee consider it desirable to enter into this Agreement, and in entering into such Agreement, affirm that they intend that all the provisions of this Agreement be given legal effect to the fullest extent permitted by applicable law.

IN CONSIDERATION of the Indemnitee agreeing to serve or continue to serve, as set forth above, and having regard to the premises, covenants and agreements contained herein, the receipt and sufficiency of which are acknowledged by the Company, the parties agree as follows:

1. Defined Terms.

In this Agreement, the following terms will have the meanings given to them as set forth below, and any derivative of the following terms will have a corresponding meaning:

“Articles” means the articles of the Company as in effect from time to time.

“Associated Corporation” means (i) a corporation that is or was an affiliate of the Company; (ii) a corporation that the Indemnitee is or was a director or officer of or acted in an equivalent capacity at the request of the Company, regardless of whether such corporation is or was an affiliate of the Company; or (iii) a partnership, trust, joint venture, limited liability company or other unincorporated entity that the Indemnitee is or was, or holds or held a position equivalent to that of, a director or officer at the request of the Company, regardless of whether such other entity is or was an affiliate of the Company; provided that none of (w) Public Sector Pension Investment Board, (x) MHR Fund Management LLC, (y) Red Isle Private Investments Inc. or (z) any portfolio companies, investment vehicles or holding companies directly or indirectly managed or controlled by them other than the Company and its subsidiaries is an “Associated Corporation”.

“Eligible Party” means the Indemnitee and includes (except in the definition of “Eligible Proceeding” and except in Sections 4(a) and 4(b) (Indemnification Prohibited), or Section 12 (Director and Officer Liability Insurance) below) the heirs and personal or other legal representatives of that individual.

“Eligible Penalty” means a loss, cost, charge, damage, expense, award, settlement, liability, judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an Eligible Proceeding, including, without limitation, all interest, assessments and other charges paid or payable in connection with or in respect of any of the foregoing.

“Eligible Proceeding” means a Proceeding in which an Eligible Party or any of the heirs and personal or other legal representatives of the Eligible Party:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a loss, damage, award. settlement, liability, judgment, penalty or fine in, or Expenses related to, the Proceeding and, in each case, (i) which Proceeding arises because of or in connection with the Eligible Party’s acting or having acted as an officer or director or in an equivalent capacity of the Company or any Associated Corporation, or having acted at the Company’s request as a director or officer or in an equivalent capacity of an Associated Company, or (ii) to which Proceeding the Eligible Party would not been joined as a party nor would have been liable for or in respect of a loss, damage, award. settlement, liability, judgment, penalty or fine in, or Expenses related to, such Proceeding had the Eligible Party not accepted the Company’s request to act as a director or officer of the Company or an Associated Company.

“Expenses” includes costs, expenses, charges, including legal fees and costs on a solicitor and client or full indemnity basis and other reasonable professional fees and other fees, but does not include losses, damages, awards, settlements, liabilities, judgments, penalties, fines or amounts paid in settlement of a Proceeding.

“Proceeding” includes any claim, demand, suit, action, arbitration, alternate dispute resolution mechanism, proceeding, investigation, inquiry or administrative hearing, whether threatened, pending, commenced, continuing or completed, and any appeal or appeals therefrom, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature.

2. Indemnification.

Subject to Section 4 (Indemnification Prohibited):

(a)	the Company shall indemnify an Eligible Party against all Eligible Penalties to which the Eligible Party is or may be liable; and

(b)	to the extent not previously indemnified pursuant to clause (a) above, the Company must, after the final disposition of an Eligible Proceeding, pay all Expenses that have not been advanced or reimbursed and all Eligible Penalties actually and reasonably incurred by the Eligible Party in respect of that Eligible Proceeding, in each case, to the fullest extent permitted by law, regardless of when the applicable Eligible Penalty or Expense arose and howsoever arising.

3. Expense Advances.

The Company will, upon request by the Eligible Party, make advances (“Expense Advances”) to the Eligible Party of all Expenses that are actually and reasonably incurred by the Eligible Party in respect of an Eligible Proceeding for which the Eligible Party seeks indemnification under this Agreement before the final disposition of such Eligible Proceeding. In connection with such requests, the Eligible Party will provide the Company with a written affirmation of the Eligible Party’s good faith belief that the Eligible Party is legally entitled to indemnification, along with sufficient particulars of the Expenses to be covered by the proposed Expense Advance to enable the Company to make an assessment of its reasonableness. The Eligible Party’s entitlement to such Expense Advance will include those Expenses incurred in connection with a Proceeding by the Eligible Party against the Company seeking an adjudication or award pursuant to this Agreement. The Company will make payment to the Eligible Party, or if requested by the Eligible Party, directly to the payee of such Expenses, within ten (10) days after the Company has received the foregoing information from the Eligible Party.

The Eligible Party will repay to the Company all Expense Advances if and to the extent that it is finally determined by a court of competent jurisdiction that the Eligible Party is not entitled to indemnification under this Agreement. The Eligible Party will provide a written undertaking to the Company that, if it is finally determined by a court of competent jurisdiction that indemnification is prohibited by Section 4 (Indemnification Prohibited) or Section 163 of the Act, the Eligible Party will repay in full the amounts advanced.

4. Indemnification Prohibited.

The Company shall not indemnify an Eligible Party under Section 2 (Indemnification) or pay the Expenses of an Eligible Party under Section 2(b) (Indemnification) and shall demand repayment of Expense Advances under Section 3 (Expense Advances), if, as finally determined by a court of competent jurisdiction, any of the following circumstances apply:

(a)	if, in relation to the subject matter of the Eligible Proceeding, the Eligible Party did not act honestly and in good faith with a view to the best interests of the Company or the Associated Corporation, as the case may be; or

(b)	in the case of an Eligible Proceeding other than a civil Proceeding, if the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the Proceeding was brought was lawful.

If an Eligible Proceeding is brought against an Eligible Party by or on behalf of the Company or by or on behalf of an Associated Corporation, to the extent prohibited by the Act, the Company must not: (i) indemnify the Eligible Party under Section 2(a) (Indemnification) in respect of such Eligible Proceeding; or (ii) pay the Expenses of the Eligible Party under Section 2(b) (Indemnification) or make Expense Advances to the Eligible Party under Section 3 (Expense Advances) in respect of the Eligible Proceeding; provided that nothing in this Section 4 shall be deemed in any way to limit or prevent the Company or an Eligible Party from making an application to a court in the manner contemplated under Section 164 of the Act (or any successor provision), or to limit or derogate from the rights and obligations set out in Section 11 (Determination of Right to Indemnification); provided, further, that nothing in this Section 4 shall be deemed in any way to limit or prevent any indemnification, payment, enforcement, or other action ordered by such a court.

5. Limitations on Indemnity.

The Company will have the burden of establishing the matters referred to in Section 4 (Indemnification Prohibited). Unless a judgment or order of a court of competent jurisdiction finally determines that the Company is not liable to indemnify the Eligible Party by virtue of Section 4 (Indemnification Prohibited), the determination of any Proceeding, or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere, or its equivalent, will not, of itself, create a presumption either that the Eligible Party did not act honestly or in good faith with a view to the best interests of the Company or Associated Corporation (in the case of a civil Proceeding), or that, in the case of a Proceeding other than a civil Proceeding, the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the Proceeding was brought was lawful.

For purposes of any determination by a court hereunder, the Eligible Party will be deemed, subject to compelling evidence to the contrary, to have acted in good faith and/or in the best interests of the Company or Associated Company. The Company will have the burden of establishing the absence of good faith and that the Eligible Party is not entitled to indemnity under this Agreement.

6. Right of Indemnity Not Exclusive.

(a)	The provisions for indemnification contained in this Agreement will not be deemed exclusive of, a substitute for, or to diminish or abrogate in any manner any other rights to which any person seeking indemnification may be entitled under the Articles, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person’s heirs and personal or other legal representatives.

(b)	The parties hereby acknowledge that, in addition to the rights to indemnification for Eligible Penalties and Expense Advances and/or insurance provided by or on behalf of the Company or Associated Corporation to the Eligible Party under this Agreement, the Eligible Party may have concurrent rights to indemnification, advancement of expenses and/or insurance provided by or on behalf of the person or its affiliates that employ, retain or are otherwise associated with, or designate or nominate (including pursuant to the Articles or an investor rights agreement), such Eligible Party (collectively, the “Secondary Indemnitors”). Notwithstanding anything to the contrary herein and, to the fullest extent permitted by law, with respect to its indemnification and advancement obligations to the Eligible Party hereunder or otherwise:

(i) the Company is the indemnitor of first resort, and the Company’s and its insurers’ obligations to indemnify or provide Expense Advances to the Eligible Party, subject to prohibitions on or requirements in respect of indemnification or advancement under applicable law, are primary to any obligation of the applicable Secondary Indemnitors or their respective insurers to provide indemnification or advancement for Eligible Penalties incurred by the Eligible Party;

(ii) subject to Section 2, Section 3 and Section 4, the Company shall, to the fullest extent permitted by applicable law, advance the full amount of Expenses incurred by each Eligible Party and shall be liable for the full amount of all Eligible Penalties of each Eligible Party or on his, her or its behalf to the extent legally permitted and as required hereby or otherwise, without regard to any rights the Eligible Party may have against the Secondary Indemnitors or their respective insurers; and

(iii) the Company irrevocably waives and relinquishes, and releases the Secondary Indemnitors and their respective insurers from, any and all claims by the Company or any Associated Corporation against the Secondary Indemnitors or such insurers for contribution, subrogation or any other recovery of any kind in respect to the expenses or liabilities incurred by the Eligible Party for which the Company is obligated to provide indemnification or advancement hereunder. For the avoidance of doubt, this Section 6(b)(iii) does not apply to any insurers of the Company or any Associated Corporation, including pursuant to Section 12 hereof.

(c)	In furtherance and not in limitation of the foregoing, in the event that any Secondary Indemnitor or its insurer advances any expenses or makes any payment to any Eligible Party for matters subject to advancement or indemnification by the Company pursuant this Agreement or otherwise, the Company shall promptly, subject to any prohibitions set out in the Act, Sections 4 and 5 hereof and its obligations to bring any applications or proceedings that may be required in accordance with Section 11 below, upon request by such Secondary Indemnitor, reimburse such Secondary Indemnitor or its insurer, as applicable, for such advance or payment, and such Secondary Indemnitor or insurer shall be subrogated to all of the claims or rights of the Eligible Party hereunder or otherwise, including to the payment of Expenses in an action to collect.

7. Notice of Proceedings.

(a)	To the extent permissible by law and subject to the order of any court or tribunal prohibiting such notice, the Eligible Party will give written notice to the Company upon such Eligible Party being served with any statement of claim, writ, notice of motion, indictment, subpoena, investigation order or other document commencing, threatening or advancing any Proceeding involving the Company, an Associated Corporation or the Eligible Party which may result in a claim for indemnification under this Agreement.

(b)	The Company will, to the extent permissible by law and subject the order of any court or tribunal prohibiting such notice, give written notice to the Eligible Party upon the Company or an Associated Corporation being served with any statement of claim, writ, notice of motion, indictment, subpoena, investigation order or other document commencing, threatening or advancing any Proceeding involving the Eligible Party or which might reasonably result in a claim for indemnification or advancement by the Eligible Party under this Agreement.

(c)	Failure by either party to notify the other of any Proceeding will not relieve the Company from liability under this Agreement, except to the extent that such failure materially prejudices the Company.

8. Defence.

The Company shall be entitled to participate, at its own expense, in the defence of the Eligible Party in any Eligible Proceeding. Promptly after receiving notice of any Eligible Proceeding from an Eligible Party, the Company will upon the written request of the Eligible Party, promptly assume the defence of the Eligible Proceeding and, on behalf of the Eligible Party, will retain counsel chosen by it who is satisfactory to the Eligible Party, acting reasonably, to represent the Eligible Party in respect of the Eligible Proceeding.

9. Separate Counsel.

If the Eligible Party is named as a party or a witness to any Eligible Proceeding, or the Eligible Party is questioned or any of his or her actions, omissions or activities are in any way investigated, reviewed or examined in connection with or in anticipation of any actual or potential Eligible Proceeding, the Eligible Party will be entitled to retain independent legal counsel at the Company’s expense to act on the Eligible Party’s behalf to provide an initial assessment to the Eligible Party of the appropriate course of action for the Eligible Party. The Eligible Party will be entitled to continued representation by such independent counsel at the Company’s expense beyond the initial assessment.

10. Settlement of Claim.

No admission of liability and no settlement of any Eligible Proceeding in a manner adverse to the Indemnitee will be made without the prior written consent of the Eligible Party, such consent not to be unreasonably withheld. No admission of liability will be made by the Eligible Party in connection with an Eligible Proceeding without the consent of the Company and the Company will not be liable for any settlement of any Eligible Proceeding made without its consent, such consent not to be unreasonably withheld.

11. Determination of Right to Indemnification.

If any payment under this Agreement requires the approval of a court under applicable law, the Company agrees to apply to the court for and use commercially reasonable efforts to obtain such approval, which commercially reasonable efforts shall include seeking an appeal, where available, of a decision denying indemnification or advancement. If the Company does not seek such approval or appeal, the Eligible Party may apply to the court for such approval or appeal. The Company will bear all reasonable Expenses incurred by the Company or the Eligible Party in applying for (whether or not approval is ultimately obtained) and obtaining such approval or appeal.

12. Director and Officer Liability Insurance.

The Company will obtain and maintain directors’ and officers’ liability insurance coverage in respect of the Indemnitee with a reputable third party insurer on such terms, with such policy conditions and in such amounts and with coverage and policy limits as are available to the Company on commercially reasonable terms for so long as the Indemnitee is (a) a director or officer of the Company or holds an equivalent position with the Company, (b) a director or officer of, or holds an equivalent position to that of a director or officer of an Associated Corporation, or (c) at the request of the Company, holds a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, and for so long thereafter (having regard to all applicable statutory limitation periods) as is necessary to ensure that any Eligible Proceeding which may be commenced or taken against the Indemnitee after the Indemnitee ceases to serve in any of the capacities set forth in (a) through (c), above, is covered by such insurance to the same extent as would have been the case had such Eligible Proceeding been commenced during the period during which the Indemnitee was such a director or officer or acted in such an equivalent capacity. In all such insurance maintained by the Company, the insurances will provide coverage covering the Indemnitee on terms no less favourable to the Indemnitee than the coverage the Company has in place for any (most favourably insured) director or officer of the Company. Upon written request of the Indemnitee, the Company will provide to the Indemnitee copies of any policies of insurance that have been obtained and any proposed replacement or renewal insurance.

13. Tax Matters.

If an Eligible Party is required to include in income, or in the income of the Indemnitee’s estate, any payment made under this Agreement for the purpose of determining income tax payable by the Eligible Party, the Company will pay such amount as will fully indemnify the Eligible Party for the amount of all liabilities and all income tax payable as a result of the receipt of the indemnity payment, such that the net after tax amount of every payment made to the Eligible Party hereunder, after the provision for the payment of any taxes payable by the Company or the Eligible Party, is equal to the amount that the Eligible Party would have received had there been no such taxes payable.

14. Scope of Indemnity.

The intention of the parties is to provide the Eligible Party with indemnification to the fullest extent permitted by applicable law and, without limiting the generality of the foregoing and notwithstanding anything contained herein:

(a)	nothing in this Agreement will be interpreted, by implication or otherwise, to limit the scope of the indemnification provided in Section 2 (Indemnification), except as specifically provided herein; and

(b)	Section 2 (Indemnification) and Section 3 (Expense Advances) are intended to provide indemnification to the Eligible Party to the fullest extent permitted by the Act and, in the event that such statute is amended or replaced, or the Company continues under another statute, and a broader scope of indemnification (including, without limitation, the deletion or limitation of one or more of the conditions to the applicability of indemnification) is permitted or allowed, Section 2 (Indemnification), Section 3 (Expense Advances) and any other provision hereof required to be amended to accomplish such intention will be deemed to be amended concurrently with the amendment to, or replacement of, the statute, or continuance under another statute, so as to provide such broader indemnification; and

(c)	the knowledge and/or actions, or failure to act, of any other director or officer or person acting in an equivalent capacity of the Company or any person who acted at the Company’s request as directors or officers or in an equivalent capacity of an Associated Corporation shall not be imputed to the Eligible Party for purposes of determining the right to indemnification under this Agreement.

15. Information and Documents.

The Company and the Eligible Party will, subject to any duties of confidentiality, provide each other, both while the Indemnitee is a director or officer of, or holds a position equivalent to that of, a director or officer of, the Company or any Associated Corporation and after the Indemnitee ceases to be a director or officer of, or held a position equivalent to that of, a director or officer of, the Company or any Associated Corporation, with all information and documents in the possession of, or reasonably available to, such party reasonably requested by the other party or of which such party is aware which will assist or allow the other party to investigate, respond to, defend, participate in or assume the defense of, settle or appeal any Eligible Proceeding.

16. Notices.

All notices and other communications given or made pursuant to this Agreement will be in writing and will be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by email during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications will be sent to the respective parties at their address as set forth below, or to such address or email address as subsequently modified by written notice given in accordance with this Section 16.

Notices to the Company:	Notices to the Indemnitee:

General Counsel

160 Elgin Street, Suite 2100

Ottawa, Ontario K2P 2P7

Email: contract-notice@telesat.com

and a copy (which will not constitute

notice) should be sent to:

Director, Risk Management

160 Elgin Street, Suite 2100

Ottawa, Ontario K2P 2P7

Email: mbolitho@telesat.com

17. Commencement of Term and Survival.

Notwithstanding the actual date of execution and delivery of this Agreement, this Agreement and the obligations of the Company provided herein will be deemed to commence on the day upon which the Indemnitee first became a director or officer of, or first held a position equivalent to that of, a director or officer of, the Company or any Associated Corporation. This Agreement and the obligations of the Company provided herein will survive the re-election or re-appointment from time to time of the Indemnitee as a director or officer of, or the holder of a position equivalent to that of, a director or officer of, the Company or any Associated Corporation or the Indemnitee ceasing to be a director or officer of, or ceasing to hold a position equivalent to that of, a director or officer of, the Company or any Associated Corporation and will continue in full force and effect thereafter.

18. Resignation or Removal.

Nothing in this Agreement will prevent an Indemnitee from resigning as a director or officer of, or resigning from a position equivalent to that of, a director or officer of, the Company or any Associated Corporation. The obligations of the Company hereunder will continue after and are not affected in any way by the Indemnitee ceasing to be a director or officer of, or ceasing to hold a position equivalent to that of, a director or officer of, the Company or an Associated Corporation, whether by resignation, removal, death, incapacity, disqualification under applicable law or otherwise.

19. Time.

Time will be of the essence of this Agreement. The Company will pay all amounts due to any Eligible Party under this Agreement forthwith upon demand by such Eligible Party.

20. Further Acts.

Each party agrees to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Agreement. No amendment to this Agreement will be valid or binding unless set forth in writing and executed by both the Company and the Indemnitee.

21. Severability.

In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability will not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision will be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

22. Inurement.

This Agreement inures to the benefit of the Indemnitee and is binding upon the parties and their respective heirs, executors, administrators, legal representatives, successors and assigns. This Agreement may not be assigned by the Company without the prior written consent of the Indemnitee. For greater certainty, this Agreement will be binding upon any direct or indirect successor to the Company resulting from any merger, consolidation, amalgamation, plan of arrangement or purchase or assigning of all or substantially all of the assets of the Company, or by operation of law.

23. Governing Law.

This Agreement will be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

24. Counterparts.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf), or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

TELESAT CORPORATION

By:
Name:	Chris DiFrancesco
Title:	VP, General Counsel & Secretary

[name]

Signature:

Signature Page – Director Indemnity Agreement